Man Group USA Inc.
717 [illegible]th Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

[redacted]

04024247

April 6, 2004

RECEIVED
APR 12 2004

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

PROCESSED
APR 15 2004
THOMSON FINANCIAL

Donna Balon
Vice President

dlw 4/14

v\mb\ltr\Sec12s.doc

Man Group plc
6 April 2004

APR 12 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 5 April 2004, the Net Asset Value of AHL Diversified Futures Ltd was US$22.98, down 1.08% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Press Release

Man Group plc

6 April 2004

Man Group raises record US$805 million in latest product launch

Man Group plc, the global provider of alternative investment products and futures broker, today announces that its most recent launch Man RMF Multi-Style Ltd ('Man RMF Multi-Style') has raised the equivalent of US$805 million of client money – a record figure for a Man Group global product launch.

Man RMF Multi-Style was a global offering in three currency classes, Euros, US dollars and Swiss francs. The product's portfolio will invest in five complementary hedge fund styles - equity hedged, event driven, global macro, managed futures and relative value. RMF Multi-Style incorporates a principal protection structure that guarantees investors the return of at least 100% of their initial investment at maturity, provided by Bank of America, N.A., London Branch, as well as a potential profit lock-in feature.

Stanley Fink, Chief Executive of the Man Group plc, today said:

"This excellent result shows that demand amongst investors, who recognise the value of the diversification our products bring to their investment portfolios, remains very strong. The record US$805 million is particularly impressive given that Man RMF Multi-Style represents a new product family.

This new and exciting product combines RMF's investment selection expertise, asset allocation and risk management skills with the added benefits of Man Investments' structuring capabilities and has the potential to help diversify and improve the risk-adjusted returns of an investment portfolio."

The responsibility for the content, construction and management of the Man RMF Multi-Style portfolio rests with RMF, one of Man Investment's core managers having become part of the Man Group in May 2002. The versatile investment model RMF has developed means it has the flexibility to create a broad spectrum of portfolios differentiated mainly by the extent of diversification and exposure they offer to particular styles, strategies and managers. In addition, one of RMF's key strengths is its ISO-certified investment process, which helps reduce investment risk and increases the probability of delivering consistent and repeatable outcomes.

The next global launch will be Man Global Strategies Diversified Series 2 Ltd, which will be open for investment on 3 May 2004. This product will target medium-term annualised growth of around 13-15% for an annualised volatility of around 7-8% for both USD and EUR class bonds while the CHF class bonds will target annualised growth of around 12-14% for annualised volatility of around 7-8%.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2021462

Press Release

Man Group plc

2 April 2004

SALE OF MAN GROUP'S STAKE IN SUGAR AUSTRALIA AND NEW ZEALAND SUGAR COMPANY

Man Group plc ("Man Group"), the global provider of alternative investment products and futures broker, has today signed an agreement to sell its 25% stake in Sugar Australia and New Zealand Sugar Company to CSR Ltd for £25.2m. The transaction which is subject to various third party consents is expected to complete by 31st July 2004.

The sale will not create any material pre-goodwill profit or loss for the Man Group. However, after writing back goodwill previously written off to reserves at the time of the formation of the Sugar Australia joint venture, there will be a small exceptional loss.

Enquiries
Man Group plc 020 7144 1000
David Browne

Merlin 020 7653 6620
Paul Lockstone
Lachlan Johnston

Notes to Editors

About Man Group plc
Man Group is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers. The Group employs over 2,500 people in 15 countries, with key centres in London, Pfaffikon (Switzerland), Chicago, New York, Paris, Singapore and Sydney. Man Group is listed on the London Stock Exchange (EMG.L) and is a constituent of the FTSE 100 index. Further information on Man Group can be found at www.mangroupplc.com

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2021462

Man Group plc
30 March 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 29 March 2004, the Net Asset Value of AHL Diversified Futures Ltd was US$23.23, down 1.69% from the previous week.

Contacts:

David Browne	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com